                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                            Sunrise Resources, Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 par value
------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  86769K-10-5
------------------------------------------------------------------------------
                                (CUSIP Number)

                              Stephen D. Higgins
            23785 Strehler Road, Loretto, MN  55357  (612) 498-7000
------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 1, 1996
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------
 CUSIP NO. 86769K-10-5
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Stephen D. Higgins
      ###-##-####
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          5,029
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,846,080
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,846,080
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      39.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

     Pursuant to Rule 13d-2(c), this Amendment No. 1 restates and amends Mr. Higgins's Schedule 13D dated February 13, 1995.

ITEM 1.  SECURITY AND ISSUER.
-----------------------------

     The securities to which this statement relates are the common stock, par value $.01 per share ("Common Stock"), of Sunrise Resources, Inc., a Minnesota corporation formerly known as Sunrise Leasing Corporation ("Sunrise"), whose principal executive offices are located at 5500 Wayzata Boulevard, Suite 725, Minneapolis, Minnesota 55416.

ITEM 2.  IDENTITY AND BACKGROUND.
---------------------------------

     This statement is filed by Stephen D. Higgins, individually and as trustee under each of the William B. King Stock Trust dated November 21, 1989 for the benefit of William B. King (the "WBK Trust"), the Russell S. King Stock Trust dated November 11, 1989 for the benefit of Russell S. King (the "RSK Trust") and the Irrevocable Trust Agreement dated May 28, 1996 for the benefit of Peter J. King ("Mr. King"). Mr. Higgins's address is 23785 Strehler Road, Loretto, MN 55357. Mr. Higgins's principal occupation is as President and Chief Executive Officer of Stephen D. Higgins Ltd., a corporation that provides tax and business consulting services. The address of Stephen D. Higgins Ltd. is 23785 Strehler Road, Loretto, MN 55357.

     During the last five years, Mr. Higgins has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party or otherwise subject to a proceeding involving a judgment or other order prohibiting or mandating activities subject to United States federal or state securities laws.

     Mr. Higgins is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.
------------------------------------------------------------

     Not applicable. Beneficial ownership of the shares of Common Stock reported herein were acquired under the following circumstances:

     An aggregate of 2,414,081 shares of Common Stock were acquired on February 13, 1995 in exchange for shares of common stock of The P.J. King Companies, Inc., a Minnesota corporation d/b/a International Leasing Corporation ("ILC") held by Mr. Higgins, the WBK Trust and the RSK Trust pursuant to the merger (the "Merger") of ILC with and into Sunrise. An aggregate of 431,999 shares of Common Stock were transferred by Mr. King to the 1996 Grantor Retained Annuity Trust (the "PJK Annuity Trust") created under the Irrevocable Trust Agreement dated May 28, 1996 (the "PJK Annuity Trust Agreement") between Mr. King and Mr. Higgins, as Trustee. Pursuant to the PJK Annuity Trust Agreement, Mr. King retains an annuity interest in the PJK Annuity Trust.

     On May 1, 1996 Mr. King, the WBK Trust and the RSK Trust entered into a Shareholder Voting Agreement ("Voting Agreement") for the purpose of asserting claims arising in connection with the Merger. Each shareholder agreed to vote all Common Stock owned by it and to take such other actions as were reasonably necessary to ensure that their claims are resolved consistent with the judgment and direction of Mr. King and appointed Mr. King their agent in connection with such claims. In March 1996 substantially all of the former shareholders of ILC had authorized The King Management Corporation to represent their interests in negotiations with Sunrise.

     An aggregate of 2,541,051 shares of Common Stock are subject to the Voting Trust Agreement dated September 26, 1996 (the "Voting Trust Agreement"), among the PJK Annuity Trust, the WBK Trust, the RSK Trust and Mr. King, as the Voting Trustee (the "Voting Trustee").

     An aggregate of 300,000 shares of Common Stock are subject to the Appointment of Proxy of the WBK Trust, dated September 26, 1996 (the "Proxy"), appointing Mr. King with the power to represent the WBK Trust and to vote such shares to the extent set forth in the Proxy.

     The PJK Annuity Trust, the WBK Trust, the RSK Trust and Mr. King constitute a group with respect to the shares of Common Stock referred to in Item 3 within the meaning of Rule 13d-5(b)(1).

ITEM 4.  PURPOSE OF TRANSACTION.
--------------------------------

     An aggregate of 2,414,081 shares of the Common Stock were acquired by Mr. Higgins, the WBK Trust and the RSK Trust pursuant to the Merger. See Item 3 above.

     Mr. King transferred 431,999 shares of the Common Stock to the PJK Annuity Trust pursuant to the PJK Annuity Trust Agreement. See Item 3 above.

     Any of Mr. Higgins, the WBK Trust and the RSK Trust may from time to time purchase additional shares of Common Stock, either in brokerage transactions, in the over-the-counter market or in privately negotiated transactions. Any decisions to increase their holdings in Sunrise will depend, however, on numerous factors, including, without limitation, the price of the shares of Common Stock, the terms and conditions relating to their purchase and sale, and the prospects and profitability of Sunrise. At any time, either of Mr. Higgins, the WBK Trust or the RSK Trust may also determine to dispose of some or all of the Common Stock depending on various similar considerations. Disposition of Common Stock by the WBK Trust and the RSK Trust is restricted under certain agreements entered into among the WBK Trust, the RSK Trust, Sunrise and certain other persons, and is subject to the agreements and negotiations described in
Item 6 below.

     The trustees (the "Trustees") of the WBK Trust, the RSK Trust and the PJK Annuity Trust have authorized Mr. King to proceed with the arbitration of claims against Sunrise and to seek rescission of the Merger wherein all of the assets and liabilities which were transferred to Sunrise as of the merger date, all subsequent profits and cash flow generated by all the original vendor programs since the Merger and any new vendor programs that have been generated by Sunrise's use of ILC's proprietary vendor programs, documentation and software will revert to The King Management Corporation, Mr. King and the original ILC shareholders. In addition to the rescission, Mr. King will also seek additional damages which resulted from the Merger.

     If rescission is not granted, Mr. King will seek in excess of $7,900,000 in damages which the former ILC shareholders incurred as a result of the Merger and additional damages including but not limited to legal and professional fees incurred by the failure of Sunrise to meet certain requirements of the Merger.

     Separately and in either instance, Mr. King has advised the Trustees that he will seek substantial damages for being prohibited from participating in the vendor program leasing business due to the non-compete agreement that he executed as a requirement of the Merger. If there is an award of monetary damages by the arbitrator, Mr. King is authorized to request that such damages take the form of additional shares of Common Stock equivalent in value to the amount of cash damages which are awarded.

     The King Management Corporation informally agreed with the WBK Trust, the RSK Trust and the PJK Annuity Trust that under certain conditions it may provide interim funding to Sunrise for vendor programs, extend its current loan to Sunrise and waive the existing default under such loan. The King Management Corporation also agreed that in the event of a rescission it may consider providing certain short-term interim financing to Sunrise to assist Sunrise in continuing to finance its traditional business.

     Mr. King advised the Trustees that arbitration was demanded on October 11, 1996, and that hearings are expected to be completed by the end of December.

     Mr. King advised the Trustees that he resigned as a director of Sunrise on August 16, 1996.

     Mr. King has advised the Trustees that he intends to nominate a slate of directors experienced in the vendor leasing business at Sunrise's next annual meeting. Mr. King has advised the Trustees that Sunrise has agreed with Mr. King to postpone its annual meeting of shareholders scheduled for November 18, 1996, until the arbitration described above is concluded.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

     The 2,846,080 shares of Common Stock constitute 39.6% of Sunrise's outstanding Common Stock based upon Sunrise's Form 10-Q for the Quarter ended June 30, 1996.

     Mr. Higgins owns individually 5,029 shares, or less than 1% of the outstanding shares of Common Stock, with respect to which Mr. Higgins has sole power to vote and dispose. The WBK Trust and the RSK Trust collectively own 2,409,052 shares, or approximately 33.9% of the outstanding shares of Common Stock. Of these shares, 1,354,526 shares, or approximately 19.0% of the outstanding shares of Common Stock, are held by the WBK Trust and 1,054,526 shares, or approximately 14.9% of the outstanding shares of Common Stock, are held by the RSK Trust. The PJK Annuity Trust owns 431,999 shares, or 6.1% of the outstanding shares of Common Stock.

     Pursuant to the Voting Trust Agreement Mr. King has sole power to vote Common Stock held by the PJK Annuity Trust, the WBK Trust and the RSK Trust aggregating 2,541,051 shares. Mr. King also has sole power to vote 300,000 shares of Common Stock subject to the Proxy to the extent set forth in the Proxy. The Trustees have been advised that Mr. King, through his control of The King Management Corporation, has the power to vote the 2,000 shares of Common Stock owned by it.

     Except as disclosed herein, during the past 60 days none of Mr. Higgins, the WBK Trust, the RSK Trust or the PJK Trust has purchased or otherwise acquired any shares of the Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------------------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

Merger Agreement

     In connection with the Merger, Mr. Higgins, as trustee under the WBK Trust and the RSK Trust, entered into an Agreement and Plan of Reorganization, dated as of October 14, 1994 (the "Merger Agreement") among Mr. Higgins, as trustee under the WBK Trust and the RSK Trust, Sunrise, ILC and certain other persons. Under the Merger Agreement, the WBK Trust and the RSK Trust and Mr. King, subject to certain time and dollar limitations, are obligated to indemnify Sunrise, on a joint and several basis, against costs and expenses incurred by Sunrise as a result of (i) the breach of any representation, warranty or covenant of ILC, King Holding Corporation or certain ILC shareholders contained in the Merger Agreement and the other agreements contemplated thereby, (ii) certain liabilities of ILC which were distributed to its former parent, King Holding Corporation, prior to the Merger, (iii) certain taxes relating to pre-Merger periods, and (iv) certain other contingent tax liabilities. The Merger Agreement provides that any claim for indemnity is required to be satisfied by the transfer to Sunrise of shares of Common Stock, valued at $5.50 per share. The foregoing summary of certain provisions of the Merger Agreement is qualified by the copy of the Merger Agreement filed as Exhibit A to Mr. Higgins's Schedule 13D dated February 13, 1995 and which is incorporated herein in its entirety by this reference.

Shareholders' Agreement

     In connection with the Merger, Mr. Higgins, individually and as trustee under the WBK Trust and the RSK Trust, entered into a Shareholders' Agreement, dated as of the date of the Merger (the "Shareholders' Agreement"), with Sunrise and the other pre-Merger shareholders of ILC. Under the Shareholders' Agreement, any transfer of 500,000 or more shares of the Common Stock by the WBK Trust and the RSK Trust, or by the WBK Trust and the RSK Trust taken together with Mr. King, made prior to the third anniversary of the Merger is subject to a right of first refusal on the part of Sunrise. In addition, Sunrise's prior consent is required for any transfer by the Trusts prior to such third anniversary to any person who would, after giving effect to such transfer, own 20% or more of the outstanding Common Stock. The foregoing restrictions are not applicable to any transfer of Common Stock (i) in a registered public offering,
(ii) in a market transaction in a bona fide public market, either pursuant to a registration statement filed under the Securities Act of 1933 or Rule 144 promulgated thereunder, or (iii) to an immediately family member or a trust for the benefit of one or more immediate family members (provided the transferee agrees to be bound by the provisions of the Shareholders' Agreement). The Shareholders' Agreement also provides that the WBK Trust and the RSK Trust will not, prior to the next regular Sunrise shareholder meeting following the Merger, seek to call a special meeting of the Sunrise shareholders for the purpose of electing directors. In the event such a meeting is called by other persons during this period, Mr. Higgins, in his capacity as trustee of the WBK Trust and the RSK Trust, agreed to vote in favor of re-election of the then current Sunrise board of directors. Under the Shareholders' Agreement, the WBK Trust and the RSK Trust, Mr. Higgins individually and the other pre-Merger ILC shareholders have certain registration rights with respect to the Common Stock received in the Merger which is not otherwise sold pursuant to a registration statement or Rule 144 under the Securities Act of 1933 (the "Registrable Shares"). Collectively, the WBK Trust and the RSK Trust, Mr. Higgins and the other pre-Merger ILC shareholders have the right to request four registrations of their shares (two at Sunrise's expense and two at the expense of the holders of Registrable Shares), exercisable at least two years and not more than ten years after the Merger by any holder or holders of at least 15% of the Registrable Shares. Upon receipt of such request, Sunrise shall promptly give notice to all holders of Registrable Shares, each of whom has the right to include their Registrable Shares in such registration. The number of Registrable Shares that may be registered is subject to certain limitations, including underwriter approval of the number of shares to be sold in any underwritten registration. The holders of Registrable Shares also have under the Shareholders' Agreement an unlimited number of "piggy-back" registration rights pursuant to which such holders may request that their Registrable Shares be registered in any proposed registration statement that Sunrise may file from time to time, other than a registration statement inapplicable to such sales. The number of Registrable Shares that may be included in such registration is subject to certain limitations, including underwriter approval of the number of shares to be sold in any underwritten registration, subject to the right of holders of Registrable Shares to include a number of shares equal to not less than 20% of the shares to be sold by Sunrise in such registration. The WBK Trust and the RSK Trust have agreed not to exercise such piggyback registration rights prior to the second anniversary of the Merger. Sunrise has agreed not to effect any registration of its Common Stock (other than on Forms S-4 or S-8) prior to the second anniversary of the Merger without the prior written consent of the WBK Trust and the RSK Trust and another principal shareholder of ILC. Additionally, certain shareholders of ILC, including Mr. Higgins individually but not including the WBK Trust and the RSK Trust, have certain rights to request registration on Form S-3 of their Registrable Shares after the second anniversary of the Merger. The expenses of any such registration would be paid by Sunrise. The foregoing summary of certain provisions of the Shareholders' Agreement is qualified by the copy of the Shareholders' Agreement incorporated by reference as Exhibit B to Mr. Mr. Higgin's Schedule 13D dated February 13, 1995, and which is incorporated herein in its entirety by this reference.

Voting Agreement

     On May 1, 1996 Mr. King, the WBK Stock Trust and the RSK Stock Trust entered into the Voting Agreement for the purpose of asserting claims arising in connection with the Merger. Each shareholder agreed to vote all Common Stock owned by it and to take such other actions as were reasonably necessary to ensure that their claims are resolved consistent with the judgment and direction of Mr. King and appointed Mr. King their agent in connection with such claims. Except for those matters upon which Mr. King was granted sole discretion, each shareholder retained the right to vote such shareholder's Common Stock in that shareholder's sole discretion. Each shareholder appointed Mr. King its proxy to vote such shareholder's Common Stock if the shareholder failed to comply with the provisions of the Voting Agreement. The Voting Agreement is intended to be binding on transferees of the Common Stock owned by the shareholders. The Voting Agreement expires on the earliest of (i) May 1,

1998, (ii) the final resolution of the claims, (iii) the death of Mr. King or
(iv) a determination of Mr. King's incompetence or incapacity by the shareholders (other than Mr. King). The foregoing summary of certain provisions of the Voting Agreement is qualified by the copy of the Voting Agreement filed as Exhibit C hereto and which is incorporated herein in its entirety by this reference.

PJK Annuity Trust Agreement

     Mr. King transferred 431,999 shares of the Common Stock to the PJK Annuity Trust and retained an annuity interest in the trust property, pursuant to the PJK Annuity Trust Agreement. See Item 3 above. The foregoing summary of certain provisions of the PJK Annuity Trust Agreement is qualified by the copy of the PJK Annuity Trust Agreement filed as Exhibit D hereto and which is incorporated herein in its entirety by this reference.

Voting Trust Agreement

     The PJK Annuity Trust, the WBK Trust and the RSK Trust entered into the Voting Trust Agreement with respect to an aggregate of 2,541,051 shares of the Common Stock. See Item 3 above. The record ownership of the shares of Common Stock deposited with the Voting Trustee shall be transferred into the name of the Voting Trustee on the books of Sunrise. The Voting Trustee shall issue voting trust certificates. The Voting Trustee shall be entitled to exercise all shareholders' rights except as such right has been given under the Voting Agreement or is specifically limited by the Voting Trust Agreement. The Voting Trustee shall vote on matters which shall come before any shareholders' meeting and shall exercise his best judgment from time to time to select suitable directors to the end that the affairs of Sunrise shall be properly managed. The holder of each voting trust certificate shall be entitled to receive, from time to time, dividends or distributions payable in cash or property (other than shares of any class of Sunrise). The majority in interest of the holders of the voting trust certificates may approve amendments to the Voting Trust Agreement. The Voting Trust Agreement shall extend through December 31, 2007, but shall automatically terminate if the Voting Trustee so elects, the Voting Trustee resigns, dies or is determined to be incompetent or incapacitated by the unanimous consent of the holders of voting trust certificates or Sunrise is dissolved and liquidated. The foregoing summary of certain provisions of the Voting Trust Agreement is qualified by the copy of the Voting Trust Agreement filed as Exhibit E hereto and which is incorporated herein in its entirety by this reference.

Proxy

     The WBK Trust granted an appointment of proxy to Mr. King in connection with 300,000 shares of the Common Stock pursuant to the Proxy. See Item 3 above. Pursuant to the Proxy, Mr. King may vote the shares subject thereto on any matter at any shareholders' meeting except any amendment to the articles of incorporation that materially and adversely affects the rights or preferences of the shares subject to the Proxy, any disposition of all or substantially all of the property and assets of Sunrise or a plan of exchange to which Sunrise is a party pursuant to which the shares subject to the Proxy will be acquired. The appointment of Mr. King shall terminate on December 31, 2007 or at such earlier time as he shall have resigned or died or the appointment is revoked pursuant to the Proxy. The appointment of Mr. King is terminable at will. The foregoing summary of certain provisions of the Proxy is qualified by the copy of the Proxy filed as Exhibit F hereto and which is incorporated herein in its entirety by this reference.

Item 7.  Material to Be Filed as Exhibits.
------------------------------------------

Exhibit Letter    Description of Exhibit
--------------    ----------------------

A * Agreement and Plan of Reorganization dated as of October 14, 1994 among Sunrise Leasing Corporation, The P.J. King Companies, Inc., d/b/a/ International Leasing Corporation, King Holding Corporation, Peter J. King, Stephen D. Higgins, as Trustee under the William B. King Stock Trust dated November 21, 1989 for the benefit of William B. King, and Stephen D. Higgins, as Trustee under the Russell S. King Stock Trust dated November 11, 1989 for the benefit of Russell S. King.

B * Shareholders' Agreement dated as of February 13, 1995 among Sunrise Leasing Corporation, Peter J. King, Stephen D. Higgins, as Trustee under the William B. King Stock Trust dated November 21, 1989 for the benefit of William B. King, Stephen D. Higgins, as Trustee under the Russell S. King Stock Trust dated November 11, 1989 for the benefit of Russell S. King and each of the other ILC shareholders listed on Schedule 1 thereto.

C                 Shareholder Voting Agreement dated May 1, 1996 among Peter J.
                  King, the William B. King Stock Trust and the Russell S. King Stock Trust.

D Irrevocable Trust Agreement dated May 28, 1996 for the benefit of Peter J. King, between Peter J. King, as Donor, and Stephen D. Higgins, as Trustee.

E              Voting Trust Agreement dated September 26, 1996, among Stephen D.
               Higgins, as Trustee under the Peter J. King 1996 Grantor Retained Annuity Trust, Russell S. King and Stephen D. Higgins, as Trustees under the Russell S. King Stock Trust dated November 11, 1989 for the benefit of Russell S. King, William B. King and Stephen D. Higgins, as Trustees under the William B. King Stock Trust dated November 21, 1989 for the benefit of William B. King and Peter J. King, as the Voting Trustee.

F Appointment of Proxy dated September 26, 1996, by William B. King and Stephen D. Higgins, as Trustees under the William B. King Stock Trust dated November 21, 1989 for the benefit of William B. King.

--------------
* Previously filed on a paper format as an exhibit to Mr. King's Schedule 13D dated February 13, 1995 and not required to be restated herein pursuant to Rule 13d-2(c).

                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   /s/ Stephen D. Higgins
                                   ---------------------------------
                                   Stephen D. Higgins



Dated:  November 18, 1996

                                 EXHIBIT INDEX


Exhibit Letter    Description of Exhibit
--------------    ----------------------

C                 Shareholder Voting Agreement dated May 1, 1996 among Peter J.
                  King, the William B. King Stock Trust and the Russell S. King Stock Trust.

D Irrevocable Trust Agreement dated May 28, 1996 for the benefit of Peter J. King, between Peter J. King, as Donor, and Stephen
                  D. Higgins, as Trustee.

E                 Voting Trust Agreement dated September 26, 1996, among Stephen
                  D. Higgins, as Trustee under the Peter J. King 1996 Grantor Retained Annuity Trust, Russell S. King and Stephen D. Higgins, as Trustees under the Russell S. King Stock Trust dated November 11, 1989 for the benefit of Russell S. King, William B. King and Stephen D. Higgins, as Trustees under the William B. King Stock Trust dated November 21, 1989 for the benefit of William B. King and Peter J. King, as the Voting Trustee.

F                 Appointment of Proxy dated September 26, 1996, by William B.
                  King and Stephen D. Higgins, as Trustees under the William B. King Stock Trust dated November 21, 1989 for the benefit of William B. King.